11 Hanover Square
New York, NY 10005

June 26, 2015

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.  20549

RE:	Dividend and Income Fund
Registration Statement on Form N-2
File Nos. 333-203126; 811-08747

Ladies and Gentlemen:

Please be advised that the undersigned, on behalf of Dividend and Income Fund (the “Company”), is hereby withdrawing the acceleration request relating to the above-referenced Registration Statement that was filed with the Commission on June 25, 2015, as the Company understands the examiner may have additional questions regarding the Registration Statement.  The Company intends to re-file the request for acceleration once all questions/comments have been resolved.

Very truly yours,

DIVIDEND AND INCOME FUND

/s/ Russell Kamerman
Russell Kamerman
Chief Compliance Officer